SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     North American Technologies Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    657193207
                                 (CUSIP Number)

                                  Richard Levy
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 2004
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                       [ ]

 1        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Crestview Capital Master, LLC
--------- ---------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (see Items 4 and 5 below)
--------- ---------------------------------------------------------------------

3         SEC USE ONLY


--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                               7 SOLE VOTING POWER

                           9,198,295 (See Items 4 and 5)
                          ------- ---------------------------------------------

                                8 SHARED VOTING POWER

                           9,198,295 (See Items 4 and 5)
                          ------- ---------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                           9,198,295  (See Items 4 and 5)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                           9,198,295 (See Items 4 and 5)
                         ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,198,295  (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.3% (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

         Midsummer Investment Ltd.
--------- ---------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (See Items 4 and 5)
--------- ---------------------------------------------------------------------

3         SEC USE ONLY

--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                              7 SOLE VOTING POWER

                           5,756,902 (See Items 4 and 5)
                          ------- ---------------------------------------------

                              8 SHARED VOTING POWER

                           5,756,902 (See Items 4 and 5)
                          ------- ---------------------------------------------

                              9 SOLE DISPOSITIVE POWER

                           5,756,902 (See Items 4 and 5)
                          ------- ---------------------------------------------

                             10 SHARED DISPOSITIVE POWER

                           5,756,902 (See Items 4 and 5)
                         ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,756,902 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.3% (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          OO
--------- ---------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

         Islandia, L.P.
--------- ---------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (See Items 4 and 5 below)
--------- ---------------------------------------------------------------------

3        SEC USE ONLY

--------- ---------------------------------------------------------------------

4        SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                           7 SOLE VOTING POWER

                           2,361,122 (See Items 4 and 5)
                          ------- ---------------------------------------------

                           8 SHARED VOTING POWER

                           2,361,122 (See Items 4 and 5)
                          ------- ---------------------------------------------

                           9 SOLE DISPOSITIVE POWER

                           2,361,122 (See Items 4 and 5)
                          ------- ---------------------------------------------

                           10 SHARED DISPOSITIVE POWER

                           2,361,122 (See Items 4 and 5)
                         ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,361,122 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.4 % (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Rooster, L.P.
--------- ---------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (See Items 4 and 5 below)
--------- ---------------------------------------------------------------------

3         SEC USE ONLY

--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                           7 SOLE VOTING POWER

                           2,002,519 (See Items 4 and 5)
                          ------- ---------------------------------------------

                           8 SHARED VOTING POWER

                           2,002,519 (See Items 4 and 5)
                          ------- ---------------------------------------------

                           9 SOLE DISPOSITIVE POWER

                           2,002,519 (See Items 4 and 5)
                          ------- ---------------------------------------------

                          10 SHARED DISPOSITIVE POWER

                          2,002,519 (See Items 4 and 5)
                         ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,002,519 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.9 % (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

        Big Bend XI Investments, Ltd.
--------- ---------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [ ]
        (b) [X] (See Items 4 and 5 below)
--------- ---------------------------------------------------------------------

3        SEC USE ONLY

--------- ---------------------------------------------------------------------

4        SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                           7 SOLE VOTING POWER

                           17,892,473 (See Items 4 and 5)
                          ------- ---------------------------------------------

                           8 SHARED VOTING POWER

                           17,892,473 (See Items 4 and 5)
                          ------- ---------------------------------------------

                           9 SOLE DISPOSITIVE POWER

                           17,892,473 (See Items 4 and 5)
                          ------- ---------------------------------------------

                           10 SHARED DISPOSITIVE POWER

                           17,892,473 (See Items 4 and 5)
                          -----------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,892,473 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.9 % (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          HLTFFT LLC
--------- ---------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (See Items 4 and 5 below)
--------- ---------------------------------------------------------------------

3         SEC USE ONLY

--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                               7 SOLE VOTING POWER

                           3,072,005 (See Items 4 and 5)
                          ------- ---------------------------------------------

                                8 SHARED VOTING POWER

                           3,072,005 (See Items 4 and 5)
                          ------- ---------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                           3,072,005 (See Items 4 and 5)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                           3,072,005 (See Items 4 and 5)
                          ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,072,005 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5% (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

         Crestview Warrant Fund, L.P.
--------- ---------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (See Items 4 and 5 below)
--------- ---------------------------------------------------------------------

3        SEC USE ONLY

--------- ---------------------------------------------------------------------

4         SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                               7 SOLE VOTING POWER

                           1,859,884 (See Items 4 and 5)
                          ------- ---------------------------------------------

                                8 SHARED VOTING POWER

                            1,859,884 (See Items 4 and 5)
                          ------- ---------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                           1,859,884 (See Items 4 and 5)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                           1,859,884 (See Items 4 and 5)
                          ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,859,884 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.7% (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------

1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

        Richard Kiphart
--------- ---------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [X] (See Items 4 and 5 below)
--------- ---------------------------------------------------------------------

3        SEC USE ONLY

--------- ---------------------------------------------------------------------

4        SOURCE OF FUNDS

          PF
--------- ---------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          Not Applicable.
--------- ---------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                               7 SOLE VOTING POWER

                           833,333 (See Items 4 and 5)
                          ------- ---------------------------------------------

                                8 SHARED VOTING POWER

                           833,333 (See Items  4 and 5)
                          ------- ---------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                           833,333 (See Items 4 and 5)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                           833,333 (See Items  4 and 5)
                          ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          833,333 (See Items 4 and 5)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [  ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2% (See Items 4 and 5)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ---------------------------------------------------------------------

      This Amendment No. 1 (this "Amendment") amends the Schedule 13D originally filed on September 16, 2004, by Crestview Capital Master, LLC ("Crestview"), Midsummer Investment Ltd. ("Midsummer"), Islandia, L.P. ("Islandia"), and Rooster, L.P. ("Rooster") (the "Original 13D"), and is being filed by Crestview, Midsummer, Islandia, Rooster, Big Bend XI Investments, Ltd. ("Big Bend"), HLTFFT LLC ("HLT"), Richard Kiphart ("Kiphart") and Crestview Warrant Fund, L.P. ("Crestview Warrant") (each, a "Reporting Person" and collectively, the "Reporting Persons").

Item 1.   Security and Issuer.

      This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of North American Technologies Group, Inc., a Delaware corporation, which has its principal business office at 14315 West Hardy Road, Houston, Texas 77060 (the "Company").

Item 2.   Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. The Reporting Persons are making a joint filing due solely to (i) the transactions consummated on November 12, 2004 pursuant to a Common Stock Purchase Agreement dated November 8, 2004 (the "Purchase Agreement") by and among each of the Reporting Persons (other than Rooster), the Company, Avalanche Resources, Ltd. ("Avalanche") (an entity controlled by the Company's former chief executive officer, Kevin Maddox), and Kevin Maddox ("Maddox") whereby the Reporting Persons (other than Rooster) purchased, in the aggregate, 34,338,246 shares of Common Stock and warrants to purchase 3,719,768 shares of Common Stock, from Avalanche and Maddox and (ii) certain contemplated post-closing voting agreements of the Reporting Persons, each as more fully described below in Item 4. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

(b) The business address for each of the Reporting Persons is as follows:

      Crestview: c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

      Midsummer: c/o Midsummer Capital, LLC, 485 Madison Avenue, 23rd Floor, New York, NY 10022.

      Islandia: c/o John Lang, Inc., 485 Madison Avenue, 23rd Floor, New York, New York 10022.

      Rooster: 485 Madison Avenue, 23rd Floor, New York, New York 10022.

      Big Bend: 3401 Armstrong Avenue, Dallas, TX 75205

      HLT: 6355 Topanga Canyon Blvd #230, Woodland Hills, CA 91367

      Kiphart: c/o William Blair & Company, LLC, 222 W. Adams St., Chicago, IL 60606

      Crestview Warrant: c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of each Reporting Person is as follows:

      Crestview: Purchasing, selling, trading and investing in securities.
      Midsummer: Purchasing, selling, trading and investing in securities.
      Islandia: Purchasing, selling, trading and investing in securities.
      Rooster: Purchasing, selling, trading and investing in securities.
      Big   Bend: Investments
      HLT: Purchasing, selling, investing in private and publicly traded companies.
      Kiphart: Mr. Kiphart is a principal of William Blair & Company, L.L.C., a broker dealer and investment adviser.
      Crestview Warrant: Purchasing, selling, trading and investing in securities.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

         Crestview: Delaware
         Midsummer: Bermuda
         Islandia: Delaware
         Rooster: Delaware
         Big Bend: Texas
         HLT: California
         Kiphart: Illinois, US
         Crestview Warrant: Delaware

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and supplemented to add the following information:

         Crestview: On November 12, 2004, pursuant to the Purchase Agreement, Crestview purchased an aggregate of 6,282,295 shares from Avalanche and Maddox for an aggregate purchase price of $1,907,511 (4,000,000 shares of Common Stock at a purchase price of $0.30 per share and 2,282,295 shares of Common Stock at a purchase price of $0.31 per share). The source of funds for this transaction was working capital of Crestview.

         Midsummer: On November 12, 2004, pursuant to the Purchase Agreement, Midsummer purchased an aggregate of 5,756,902 shares from Avalanche and Maddox for an aggregate purchase price of $1,992,485 (4,423,569 shares of Common Stock at a purchase price of $0.36 per share and 1,333,333 shares of Common Stock at a purchase price of $0.30 per share). The source of funds for this transaction was working capital of Midsummer.

         Islandia: On November 12, 2004, pursuant to the Purchase Agreement, Islandia purchased an aggregate of 2,361,122 shares from Avalanche and Maddox for an aggregate purchase price of $850,004. The source of funds for this transaction was working capital of Islandia. Islandia and Rooster each disclaim beneficial ownership of all securities of the Company beneficially owned by the other (See Item 5 below).

         Big Bend: On November 12, 2004, pursuant to the Purchase Agreement, Big Bend purchased an aggregate of 17,892,473 shares from Avalanche and Maddox for an aggregate purchase price of $5,000,000 (8,000,000 shares of Common Stock at a purchase price of $0.25 per share, 6,666,667 shares of Common Stock at a purchase price of $0.30 per share and 3,225,806 shares of Common Stock at a purchase price of $0.31 per share). The source of funds for this transaction was personal funds of Morton H. Meyerson, the sole limited partner of Big Bend.

         HLT: On November 12, 2004, pursuant to the Purchase Agreement, HLT purchased an aggregate of (i) 1,212,121 shares from Avalanche and Maddox for an aggregate purchase price of $400,000 and (ii) warrants to purchase an aggregate of 1,859,884 shares of Common Stock at various exercise prices for an aggregate purchase price $175,000. The source of funds for this transaction was working capital of HLT.

         Kiphart: On November 12, 2004, pursuant to the Purchase Agreement, Kiphart purchased an aggregate of 833,333 shares from Avalanche and Maddox for an aggregate purchase price of $300,000. The source of funds for this transaction was personal funds of Kiphart.

         Crestview Warrant: On November 12, 2004, pursuant to the Purchase Agreement, Crestview Warrant purchased warrants to purchase an aggregate of 1,859,884 shares of Common Stock at various exercise prices for an aggregate purchase price of $175,000. The source of funds for this transaction was working capital of Crestview Warrant.

Item 4.   Purpose of Transaction.

Item 4 of the Original 13D is hereby supplemented and amended to add the following:

         The purpose of this Amendment to the Original Schedule 13D is to report the consummation of the transactions pursuant to the Purchase Agreement described in Item 3 above. On November 8, 2004, the Company entered into an Exchange Agreement with Sponsor Investments, LLC ("Sponsor"), Maddox and Avalanche (the "Exchange Agreement"), pursuant to which, among other matters, Sponsor has agreed to exchange its ownership interest in TieTek LLC, a subsidiary of the Company, in exchange for Series CC Preferred Stock and warrants of the Company, subject to numerous condition as set forth therein (including obtaining any required shareholder approval), among others. The Exchange Agreement contemplates contemporaneous with the closing thereof that the Reporting Persons will exchange any shares of Series AA Preferred Stock and Series BB Preferred Stock owned by them for shares of Series CC Preferred Stock of the Company. The Exchange Agreement also contemplates that Sponsor will enter into a shareholders agreement, pursuant to which, among other matters, the Reporting Persons and Sponsor will agree to vote all shares of Common Stock held by each of them in favor of the election of two (2) nominees for the board of directors of the Company that are designated by the Reporting Person, two (2) nominees designated by Sponsor and one (1) nominee designated by Sponsor and Big Bend. The Reporting Persons intend to execute a shareholders agreement (a "Shareholders Agreement") that provides for the foregoing immediately prior to the consummation of the transactions contemplated by the Exchange Agreement. It is contemplated that the rights and obligations of the Reporting Persons pursuant to the Shareholders Agreement will terminate on May 31, 2005.

         Except as specifically described above, there are no agreements or understandings among the Reporting Persons with respect to the ownership, disposition or voting of the shares of Common Stock owned by each of them. By virtue of the contemplated shareholders agreement, while the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each Reporting Person disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons and the existence of, or membership in, a "group."

         Except as described in this Item 4, no Reporting Person has any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of
Schedule 13D, except for the sale of their respective shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended as follows:

(a) 1. Crestview: Crestview beneficially owns 9,198,295 shares or 13.3% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004). As described in Item 3 above, Crestview purchased 6,282,295 shares of Common Stock pursuant to the Purchase Agreement.

         As disclosed in the Original 13D, Crestview also owns (i) 2,916,000 shares of Common Stock, (ii) Series AA Preferred Stock convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 925,926 shares, (iii) Warrants to purchase (A) 204,543 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.18 and (B) 204,543 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.23 and (iv) Series BB Convertible Preferred Stock convertible into shares of Common Stock at a conversion price equal to $.60 per share, or 4,166,669 shares, however, the Series AA Preferred Stock, the Series BB Preferred Stock and Warrants contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Crestview (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. As described in Item 4 above, while the Reporting Persons may be deemed to be a "group" for purposes of
Section 13(d)(3) of the Exchange Act, each Reporting Person disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons and the existence of, or membership in, a "group." In the event the Reporting Persons were deemed to be a group, Crestview may be deemed to share voting and dispositive control over the shares of Common Stock beneficially owned by each other Reporting Person. Crestview disclaims beneficial ownership of such shares.

         Crestview is controlled by Crestview Capital Partners, LLC. The power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is shared by Stewart Flink, Richard Levy, Robert Hoyt and Daniel Warsh, each of whom disclaim beneficial ownership of the shares of Common Stock beneficially owned by Crestview.

2. Midsummer: Midsummer beneficially owns 5,756,902 shares or 8.3% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004). As described in Item 3 above, Midsummer purchased 5,756,902 shares of Common Stock pursuant to the Purchase Agreement.

         As disclosed in the Original 13D, Midsummer also owns (i) Series AA Preferred Stock convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 3,703,704 and (ii) Warrants to purchase (A) 677,966 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.18 and (B) 677,966 shares of Common Stock

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with a term of exercise of four and a half years and an exercise price per share equal to $1.23, however, the Series AA Preferred Stock and Warrants contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. As described in Item 4 above, while the Reporting Persons may be deemed to be a "group" for purposes of
Section 13(d)(3) of the Exchange Act, each Reporting Person disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons and the existence of, or membership in, a "group." In the event the Reporting
Persons were deemed to be a group, Midsummer may be deemed to share voting and dispositive control over shares of Common Stock beneficially owned by each other Reporting Person. Midsummer disclaims beneficial ownership of such shares.

         Midsummer Capital, LLC is the investment advisor to Midsummer. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of Common Stock owned by Midsummer. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

3. Islandia and Rooster: Islandia beneficially owns 2,361,122 shares or 3.4% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004). As described in
Item 3 above, Islandia purchased 2,361,122 shares of Common Stock pursuant to the Purchase Agreement.

         As disclosed in the Original 13D, Islandia may also be deemed to beneficially own 2,002,519 shares Stock or 2.9% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004) owned by Rooster by virtue of the common control of such entities by Anthony Berner as described below. Islandia disclaims beneficial ownership of such shares. In the event the Reporting Persons were deemed to be a group, Islandia and Rooster may each be deemed to share voting and dispositive control over the shares of Common Stock beneficially owned by each other Reporting Person. Islandia and Rooster each disclaims beneficial ownership of such shares.

         Islandia L.P. is a Delaware limited partnership, the general partner of which is John Lang, Inc. The investment decisions of Islandia, L.P., like Rooster Investments, L.P., are reviewed by Anthony Berner. The general partner of Rooster Investments, L.P., is owned by Anthony Berner, and he has voting and dispositive powers with respect to the shares owned by Rooster Investments, L.P. The officers of John Lang, Inc., namely, Richard Berner, Edgar Berner, Thomas Berner and Anthony Berner share voting and dispositive powers with respect to any shares owned by Islandia, L.P. Each of these individuals disclaims beneficial ownership of any such stock, and none has any legal right to maintain such delegated authority.

4. Big Bend. Big Bend beneficially owns 17,892,473 shares or 25.9% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004). As described in Item 3 above, Big Bend purchased 17, 892,473 shares of Common Stock pursuant to the Purchase Agreement.

         In the event the Reporting Persons were deemed to be a group, Big Bend may be deemed to share voting and dispositive control over the shares of Common Stock beneficially owned by each other Reporting Person. Big Bend disclaims beneficial ownership of such shares.

         The General Partner of Big Bend is 2M Companies, Inc., a Delaware corporation. 2M Companies is controlled by Morton H. Meyerson. The sole limited partner of Big Bend is Morton H. Meyerson.

5. HLT. HLT beneficially owns 3,072,005 shares or 4.5% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004.) As described in Item 3 above, HLT purchased 1,212,121 shares of Common Stock and warrants to purchase an aggregate of 1,859,884 shares pursuant to the Purchase Agreement.

         In the event the Reporting Persons were deemed to be a group, HLT may be deemed to share voting and dispositive control over the shares of Common Stock beneficially owned by each other Reporting Person. HLT disclaims beneficial ownership of such shares.

         Toibb Management LLC, its manager, has voting and dispositive control over shares owned by HLT. Harris Toibb is manager of Toibb Management.

6. Kiphart. Kiphart beneficially owns 833,333 shares or 1.2% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004.) As described in Item 3 above, Kiphart purchased 833,333 shares of Common Stock pursuant to the Purchase Agreement.

         In the event the Reporting Persons were deemed to be a group, Kiphart may be deemed to share voting and dispositive control over the shares of Common Stock beneficially owned by each other Reporting Person. Kiphart disclaims beneficial ownership of such shares.

7. Crestview Warrant. Crestview Warrant beneficially owns 1,859,884 shares or 2.7% of the issued and outstanding Common Stock (based on 69,010,654 shares as disclosed in the Company's 10-QSB for the quarter ended June 30, 2004.) As described in Item 3 above, Crestview Warrant purchased warrants to purchase an aggregate of 1,859,884 shares pursuant to the Purchase Agreement.

         In the event the Reporting Persons were deemed to be a group, Crestview Warrant may be deemed to share voting and dispositive control over the shares of Common Stock beneficially owned by each other Reporting Person. Crestview Warrant disclaims beneficial ownership of such shares.

         Steven J. Halpern has the sole power to vote or dispose of the shares beneficially owned by Crestview Warrant, who disclaims beneficial ownership of such shares.

         (b) As described in Item 5(a) above, solely by virtue of their voting obligations under the contemplated Shareholders Agreement, the Reporting Persons may be deemed to share voting control of the shares of Common Stock owned by the other Reporting Persons solely for the purpose of effecting such change in the board of directors of the Company.

(c) Except as described in Item 3 above, no Reporting Person has effected transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         Except for the contemplated Shareholders Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between each Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

         99.1     Form of Shareholders Agreement.
         99.2     Joint Filing Agreement dated November 28, 2004


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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


November 28, 2004

CRESTVIEW CAPITAL MASTER, LLC

By: /s/ Richard Levy
    Name: Richard Levy
    Title: Managing Partner

MIDSUMMER INVESTMENT, LTD.

By: /s/ Michel A. Amsalem
    Name: Michel A. Amsalem
    Title: Director

ISLANDIA, L.P.

By: /s/ Edgar Berner
    Name: Edgar Berner
    Title: Partner

ROOSTER, L.P.

By: /s/ Edgar Berner
    Name: Edgar Berner
    Title: Partner

                           [SIGNATURE PAGE CONTINUES]


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

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


November 28, 2004


BIG BEND XI INVESTMENTS, LTD

By: /s/ Richard W. Slaven
    Name: Richard W. Slaven
    Title: Vice President, 2M Companies, Inc.,
    General Partner

HLTFFT LLC

By: /s/ Harris Toibb
    Toibb Management, LLC, its Manager
    Harris Toibb, Manager

RICHARD KIPHART

By: /s/ Richard Kiphart
    Name: Richard Kiphart


CRESTVIEW WARRANT FUND, L.P.

By: /s/ Daniel Warsh
    -------------------------------------
    Name:  Daniel Warsh
    Title: Manager

                                       27